Exhibit 99.6

CONSENT OF IAN R. MCDONALD

I hereby consent to the use of and reference to my name, and the information derived from my Report on Reserves Data dated February 16, 2011, contained in the sections entitled “Reserves, Production and Related Information” and “Interests of Experts” in the Annual Information Form of Nexen Inc. (the “Corporation”) dated February 16, 2011, which is included in the Corporation’s Annual Report on Form 40-F for the year ended December 31, 2010 (the “Form 40-F”), as described or incorporated by reference in: (i) the Form 40-F; (ii) the Corporation’s Registration Statements on Form S-8 (File Nos. 333-119276, 333-118019 and 333-13574, (iii) the Corporation’s Registration Statements on Form F-3 (File Nos. 333-142670, 333-142652 and 333-84786, and (iv) the Corporation’s Registration Statement on Form F-10 (File No. 333-159551), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, as applicable.

By:	/s/ IAN R. MCDONALD

Name:	Ian R. McDonald
Title:	Internal Qualified Reserves Evaluator

Calgary, Canada

February 24, 2011